Item 7.

FINANCIAL STATEMENTS

SAGOON, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Consolidated Financial Statements as of December 31, 2019 and 2018, and for the years then ended.

12



To the Stockholders of
Sagoon, Inc. and Subsidiaries
Woodbridge, Virginia

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Sagoon, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

13

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sagoon, Inc. and subsidiaries as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception, has sustained comprehensive losses of $750,977 and $2,142,836 for the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $9,267,239 as of December 31, 2019. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $1,028,305 as of December 31, 2019. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado
July 7, 2020

14

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		December 31, 2019		December 31, 2018
Assets				
Current assets:				
Cash	$	110,493	$	225,012
Total current assets		110,493		225,012
Property and equipment, net		7,023		12,505
Other assets		4,520		4,520
Total assets	$	122,036	$	242,037
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	274,775	$	262,874
Accrued liabilities		200,263		156,893
Notes payable		196,963		66,949
Related party notes payable		256,797		269,797
Convertible debt - net of discounts of $0 and $16,993, respectively		210,000		193,007
Total current liabilities		1,138,798		949,520
Total liabilities		1,138,798		949,520
Commitments and contingencies				
Stockholders' Deficit:				
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at December 31, 2019 and 2018		236		236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at December 31, 2019 and 2018		100		100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 357,456 and 344,411 issued and outstanding at December 31, 2019 and 2018, respectively		35		34
Additional paid-in capital		8,305,685		8,038,887
Subscriptions receivable		-		(174,899)
Accumulated deficit		(9,267,239)		(8,528,858)
Accumulated other comprehensive loss		(55,579)		(42,983)
Total stockholders' deficit		(1,016,762)		(707,483)
Total liabilities and stockholders' deficit	$	122,036	$	242,037

See Independent Auditor's Report and accompanying notes to the consolidated financial statements.

15

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2019		For the Year Ended December 31, 2018	
Revenues	$	-	$	-
Cost of revenues		-		-
Gross profit		-		-
Operating expenses:				
General and administrative		353,514		533,165
Sales and marketing		102,705		686,020
Research and development		194,867		753,788
Total operating expenses		651,086		1,972,973
Operating loss		(651,086)		(1,972,973)
Other expenses:				
Interest expense		(87,295)		(136,877)
Total other expenses		(87,295)		(136,877)
Loss before provision for income taxes		(738,381)		(2,109,850)
Provision for income taxes		-		-
Net loss		(738,381)		(2,109,850)
Foreign currency translation loss		(12,596)		(32,986)
Other comprehensive loss	$	(750,977)	$	(2,142,836)
Basic and diluted net loss per common share	$	(0.20)	$	(0.59)
Weighted average shares outstanding - basic and diluted		3,700,472		3,646,390

See Independent Auditor's Report and accompanying notes to the consolidated financial statements.

16

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount					
December 31, 2017	2,361,000	$ 236	989,800	$ 100	232,304	$ 23	$ 5,826,568	$ (155,688)	$ (6,419,008)	$ (9,997)	$ (757,766)
Class C common stock issued for cash	-	-	-	-	112,107	11	2,580,280	(174,899)	-	-	2,405,392
Collection of subscription receivable	-	-	-	-	-	-	-	155,688	-	-	155,688
Offering costs	-	-	-	-	-	-	(382,745)	-	-	-	(382,745)
Imputed interest on related party notes	-	-	-	-	-	-	14,784	-	-	-	14,784
Net loss	-	-	-	-	-	-	-	-	(2,109,850)	(32,986)	(2,142,836)
December 31, 2018	2,361,000	236	989,800	100	344,411	34	8,038,887	(174,899)	(8,528,858)	(42,983)	(707,483)
Class C common stock issued for cash	-	-	-	-	13,045	1	300,064	-	-	-	300,065
Collection of subscription receivable	-	-	-	-	-	-	-	174,899	-	-	174,899
Offering costs	-	-	-	-	-	-	(48,271)	-	-	-	(48,271)
Imputed interest on related party notes	-	-	-	-	-	-	15,005	-	-	-	15,005
Net loss	-	-	-	-	-	-	-	-	(738,381)	(12,596)	(750,977)
December 31, 2019	2,361,000	$ 236	989,800	$ 100	357,456	$ 35	$ 8,305,685	$ -	$ (9,267,239)	$ (55,579)	$ (1,016,762)

See Independent Auditor's Report and accompanying notes to consolidated financial statements.

17

SAGOON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (738,381)	$ (2,109,850)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,365	8,190
Imputed interest on notes payable	15,005	14,784
Amortization of debt discount	16,993	32,887
Changes in operating assets and liabilities:		
Accounts payable	11,901	89,276
Accrued liabilities	43,487	29,872
Net cash used in operating activities	(645,630)	(1,934,841)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(10,400)
Net cash used in investing activities	-	(10,400)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	474,964	2,561,080
Offering costs paid	(48,271)	(382,745)
Proceeds from notes payable	137,275	-
Repayment of notes payable	(7,261)	(300,000)
Proceeds from related party notes payable	25,000	40,000
Repayment of related party notes payable	(38,000)	(30,000)
Net cash provided by financing activities	543,707	1,888,335
Cash effects of foreign currency	(12,596)	(32,986)
Increase (decrease) in cash and cash equivalents	(114,519)	(89,892)
Cash and cash equivalents, beginning of year	225,012	314,904
Cash and cash equivalents, end of year	$ 110,493	$ 225,012
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ 23,615
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes to the consolidated financial statements.

18

SAGOON, INC. AND SUBSIDIARIES
NOTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the "Company") was incorporated in the State of Delaware on December 29, 2006 ("Inception").

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies of the Company are in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and are presented in United States Dollars ("USD") using the accrual basis of accounting. Outlined below are those policies considered particularly significant.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of December 31, 2019 has incurred cumulative net losses of approximately $9.3 million since inception and has a working capital deficit of approximately $1,028,000. The Company currently has limited liquidity and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

19

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of December 31, 2019 and 2018, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Deferred Rent

The Company accounts for lease rentals that have either escalating rents or a portion of free rent on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2019 and 2018, the Company's liability related to such was $0 and $9,627, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs as services are performed or the product is provided. During the years ended December 31, 2019 and 2018, the Company did not have any revenue generating operations.

Advertising Costs

The Company's policy regarding advertising is to expense advertising when incurred.

Research and Development

The Company expenses research and development costs when incurred.

21

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-based Compensation

As of December 31, 2019, the Company has not issued any share-based payments to its employees or third-party consultants. The Company will account for stock options issued to employees and consultants under ASC 718 Compensation-Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period.

The Company will measure compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents as of December 31, 2019 and 2018 related to convertible notes payable, for which the effects would be anti-dilutive. Therefore, basic loss per common share equals diluted loss per common share for the years ended December 31, 2019 and 2018.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with ASC 830 *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder's deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2019 and 2018.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates ("ASUs" or "ASU") to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific requirements. ASU 2014-09 establishes a five-step revenue recognition process in which an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The Company adopted this standard on January 1, 2018, with no impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures, however, the Company does not expect the impact to be material.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Computers and software	$ 35,936	$ 36,110
Furniture	5,000	5,000
Less: Accumulated depreciation	(33,913)	(28,605)
Property and equipment, net	$ 7,023	$ 12,505

Depreciation expense for the years ended December 31, 2019 and 2018 was $5,365 and $8,190, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of December 31, 2019, the Company owed principal and accrued interest of $66,949 and $80,436, respectively. As of December 31, 2018, the Company owed principal and accrued interest of $66,949 and $64,369, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. Interest expense was $16,068 and $18,648 for the years ended December 31, 2019 and 2018, respectively.

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan is an interest only loan and incurs interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan is secured by real property held by the co-founder. In October 2018, the Company repaid the loan.

During 2019, the Company issued notes to various third parties resulting in proceeds of $137,275. The notes incur interest at rates ranging from 8% to 10% per annum and have due dates of less than one year. As of December 31, 2019, principal and interest due on these notes was $130,013 and $3,280, respectively. Interest expense was $3,280 for the year ended December 31, 2019.

24

Convertible Notes Payable

In 2016 and 2017, the Company received total proceeds of $210,000 related to issuances of convertible notes payable to six holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of the initial issuance (dates ranging from August to October 2019) and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $71,250 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the years ended December 31, 2019 and 2018, the Company amortized $16,993 and $26,480, respectively, of the discount to interest expense. As of December 31, 2019 and 2018, a discount of $0 and $16,993, respectively, remained. Accrued interest as of December 31, 2019 and 2018 was $96,896 and $65,396, respectively. Interest expense was $31,500 and $31,500 for the years ended December 31, 2019 and 2018, respectively. The convertible notes payable are currently in default.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of December 31, 2019 and 2018, principal amounts due to the Chief Executive Officer and shareholders under these loans was $256,797 and $269,797, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the years ended December 31, 2019 and 2018, the Company recorded imputed interest expense related to these loans of $15,005 and $14,784, respectively. Interest expense for the years ended December 31, 2019 and 2018 was $4,450 and $4,400, respectively, with $19,650 and $15,200 in accrued interest due as of December 31, 2019 and 2018, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

During the year ended December 31, 2019, the Company sold 13,045 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $300,065.

During the year ended December 31, 2018, the Company sold 112,107 shares of Class C common stock at a per share price of $23 for gross cash proceeds of $2,580,291, for which $174,899 was recorded as a subscription receivable and collected in 2019.

Date: 07/09/2020 05:00 AM

Client: 20-24423-1_Sagoon Inc._1-K

Toppan Merrill

Project: 20-24423-1 **Form Type:** 1-K

File: tm2024423d1_partii.htm **Type:** PART II **Pg:** 28
of 32

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. During the years ended December 31, 2019 and 2018, the Company included $48,271 and $382,745 of offering costs as an offset to the proceeds from the sale of Class C shares, respectively.

See Note 4 for discussion related to imputed interest and conversion of note into shares of Class C common stock.

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. As of December 31, 2018, the investor hadn't exercised any warrants and thus no amounts were remitted back for adverting services. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by a independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

During the year ended December 31, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services. As of December 31, 2019, the related asset and liability of $350,000 have been netted for financial statement presentation purposes on the accompanying consolidated balance sheet and statement of cash flows due to the fact that there has been no ongoing communication with the advertising conglomerate and the share certificates have not been physically issued.

26

Date: 07/09/2020 05:00 AM   Toppan Merrill   **Project:** 20-24423-1 **Form Type:** 1-K
Client: 20-24423-1_Sagoon Inc._1-K   **File:** tm2024423d1_partii.htm **Type:** PART II **Pg:** 29
of 32

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2019 and 2018:

	2019	2018
Income tax benefit attributable to:		
Net loss	$ (199,363)	$ (575,366)
Permanent differences	4,051	3,806
Valuation allowance	195,312	571,560
Net provision for income tax	$ -	$ -

Net deferred tax assets consisted of the following components as of December 31, 2019 and 2018:

	2019	2018
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,740,651	$ 1,545,339
Valuation allowance	(1,740,651)	(1,545,339)
Net deferred tax asset	$ -	$ -

During the years ended December 31, 2019 and 2018, the valuation allowance increased by $195,312 and $571,560, respectively. At December 31, 2019, the Company had approximately $6,188,000 of federal and state gross net operating losses available. The net operating loss carry forward, if not utilized, will begin to expire in 2034 for federal and state purposes.

Based on the available objective evidence, including the Company's limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2019 and 2018, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2019 and 2018.

The Company files income tax returns in the U.S., Indian and Nepal jurisdiction. Income tax returns filed for fiscal years 2015 and earlier are not subject to examination by U.S. federal state tax authorities. Income tax returns for fiscal years 2015 through 2019 remain open to examination by tax authorities in the U.S. and India. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years. There are no open tax examinations.

At December 31, 2019 and 2018, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Lease

During December 2016, the Company entered into a non-cancelable operating lease agreement to lease office space in India through December 2019. The Company received the first five (5) months free, thus, accrued rent of $0 and $9,627 is recorded as of December 31, 2019 and 2018, respectively.

27

The Company leases other office space for its operations under leases in which have terms of one year or less. Rent expense for the years ended December 31, 2019 and 2018 was $36,715 and $89,018, respectively.

During the years ended December 31, 2019 and 2018, the Company paid $2,373 and $12,000, respectively, to its CEO for rent.

Warrant

See Note 5 for discussion of the granting of a warrant.

NOTE 8 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 7 for discussion of transactions with related parties.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 7, 2020, the release date of these financial statements.

Subsequent to December 31, 2019, the Company issued a one-year promissory note for proceeds of $75,000. Interest accrues at 7.5% per annum and the note matures in March 2021. Loan closing costs of $19,000 will be amortized to interest expense over the term of the note.

Subsequent to December 31, 2019, the Company sold 9,579 shares of Class C common stock for gross proceeds of approximately $220,000.

The Company received $125,000 in payroll protection program loans ("PPP"). These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over 2 years with a 6-month moratorium on payments and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees.

In December 2019, a novel strain of coronavirus surfaced. The spread of COVID-19 around the world in 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations. The Company's operations as of the report release date of these financial statements have not been affected, but may be affected in the future, by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations and cash flows. Possible areas that may be affected include, but are not limited to, disruption to the Company's labor workforce, unavailability of products and supplies used in operations, and the decline in value of assets held by the Company.